06008203

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 0 8 2006 SEC MAIL PROCESSING SECTION WASH, DC 152

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SEC FILE NUMBER
8- 65791

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Watchung Road
(No. and Street)

East Brunswick (City) New Jersey (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein (732) 238-7758
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor
(Name — *if individual, state last, first, middle name*)

160 Broadway-Room 800 Front (Address) New York, (City) NY (State) 10038 (Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Ivan Greenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Markets, LLC, as of December 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Ivan Greenstein
Signature

Managing Member
Title

Notary Public

DEBRA E. SCHMELZER
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/20/2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Compytation of Aggregate Indebtedness.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 24, 2006

American Capital Markets, LLC
(A Limited Liability Company)
21 Watchung Road
East Brunswick, New Jersey 08816

Attention: Board of Managers

Gentlemen:

We Have audited the accompanying Statement of Financial Condition as at December 31, 2005, of American Capital Markets LLC (A Limited Liability Company), and the related Statements of Income, Statement of Changes in Capital and Statement of Cash Flow, for the year then ended. These Financial Statements are the responsibility of the Management. Our responsibility is to express an opinion on these Financial Statements, based on our Audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about the Financial Statements, are free of material misstatements. Our audit also included assessing the accounting principles used, and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We beleive our audit procedures provide a reasonable basis for our opinion.

In our opinion, these Financial Statements referred to above presents fairly, in all material respects, the financial position of American Capital Markets LLC (A Limited Liability Company) as at December 31, 2005, and the results of their operations, and their cash flow for the year then ended, in conformity with generally accepted accounting principles.

Robert W. Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2005

ASSETS	
CURRENT ASSETS:	
Cash in bank	$ 7,107.58
Cash Money Market	1,645.84
Securities - Long at Market	574,082.35
Due on Clearance Account	1,105,760.89
Total current assets	1,688,596.66
OTHER ASSETS:	
Security deposit	3,440.40
Total assets	$1,692,037.06
LIABILITIES AND MEMBERS CAPITAL	
CURRENT LIABILITIES:	
Accounts payable	$ 3,039.57
Total current liabilities	3,039.57
MEMBERS CAPITAL:	
Schedule attached	1,688,997.49
total liabilities and members capital	$1,692,037.06

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2005

NOTE 1:

The Stateement of Financial Condition and all related Statements/Schedules, are prepared in accordance with generally accepted accounting principles and are unconsolidated.

NOTE 2:

Cash in banks are subject to ready withdrawals and no restrictions exist on such amounts.

NOTE 3:

The accounts payable, are due for the current perios ending December 31, 2005.

NOTE 4:

The Respondent has no transactions on securities business, and has no customer transactions to this date.

NOTE 5:

The Lease for the premises rented, expires on July 31, 2007, with an annual rent of $20,520.00, payable in advance of $1,710.00 monthly, with a security deposit of $3,420.00, and shall include Utility Costs monthly.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS CAPITAL

FOR PERIOD JANUARY 1, TO DECEMBER 31, 2005

MEMBERS CAPITAL:

	Total	Ivan Greenstein	Lauro Fiero
Balance - January 1, 2005	$1,672,635.12	$172,635.12	$1,500,000.00
Add:			
Contribution to Membership	1,000.00	1,000.00	
Net Income for Period	35,362.37	22,664.37	12,698.00
	1,708,997.49	196,299.49	1,512,698.00
Less:			
Membership Withdral	(20,000.00)		(20,000.00)
Balance - December 31, 2005	$1,688,997.49	$196,299.49	$1,492,698.00

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR PERIOD JANUARY 1, TO DECEMBER 31, 2005

INCOME:		
From Trading		$167,263.18
From Interest		58,324.60
		225,587.78
EXPENSES:		
Archipelago fees	$ 6,740.42	
Clearance charges	41,855.42	
Exchange fees	25,081.50	
Filing fees	260.00	
General expenses	615.78	
Legal and accounting	1,040.00	
NYSE Ticker fees	1,590.00	
Payment to Partners	80,000.00	
Registration fees	1,285.00	
Rent expense	26,791.11	
SIPC	150.00	
Supplies	1,800.97	
Taxes - Florida	1,078.08	
Telephone	1,937.13	
		190,225.41
Net profit for period		$ 35,362.27

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR PERIOD JANUARY 1, TO DECEMBER 31, 2005

Cash balance at beginning of period:		
January 1, 2005		$ 31,278.01
Add:		
From Operations:		
Net profit as reported for period		35,362.37
From Non-cash Activity:		
Contribution to Membership-Class A		1,000.00
Increase in Broker Clearance		1,018,104.07
		1,085,744.45
Less:		
From Non-cash Activity:		
Decrease in Long Position	$483,189.35	
Decrease in Short Position	573,518.35	
Increase in Security Deposit	20.40	
Decrease in Accounts Payable	262.73	
Member withdrawal	20,000.00	
		1,076,991.03
Cash balance at end of period: December 31, 2005		$ 8,753.42

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

American Capital Markets LLC
(A Limited Liability Company)
21 Watchung Road
East Brunswick, New Jerwey 08816

Attention: Board of Managers

Gentlemen:

We have audited the Financial Statements of American Capital Markets LLC (A Limited Liability Company), as at December 31, 2005, and have issued our report thereon, dated February 24, 2006.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules 1, 11, 111, 1V, V, V1 and V11 is presented for the purpose of additional analysis and is not a required part of the basic Financial Statements, but is Supplementary Information required by Rule 17a5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the Financial Statements, and in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

DATED: February 24, 2006

Robert W Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5, AS AT DECEMBER 31, 2005

FOCUS NUMBER		SCHEDULE 1
	COMPUTATION OF NET CAPITAL	
1	Total ownership equity from Statement of Financial Condition	$1,688,997.49
3	Total ownership equity	$1,688,997.49
5	Total Capital	$1,688,997.49
6	Deductions and/or charges:	
A	Total non-allowable assets	3,440.40
8	Net capital before haircut	1,685,557.09
9	Haircut on securities:	
C4	Other securities	108,227.00
10	Net capital	$1,577,330.09
		SCHEDULE 11
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
11	Minimum net capital requirement	$ 203.00
12	Minimum dollar net capital requirement	$ 100,000.00
13	Net capital requirement	$ 100,000.00
14	Excess net capital	$1,477,330.09
15	Excess net capital at 1000%	$1,577,026.13

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5, AS AT DECEMBER 31, 2005

SCHEDULE 111

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOCUS NUMBER		
16	Total aggregate indebtedness from Statement of Financial Condition	$ 3,039.57
19	Total aggregate indebtedness	$ 3,039.57
20	Percentage of aggregate indebtedness to net capital	0.19%

SCHEDULE 1V

COMPUTATION OF RESERVE REQUIREMENT

The Respondent has no reserve requirement as no business transactions were made involving customers, and it intends clearances will be through another broker-dealer, on a fully disclosed basis, and exemption will be claimed under C (k) (2) (ii).

SCHEDULE V

INFORMATION FOR POSSESSION OR CONTROL - RULE 15-c-3-3

Not applicable as Respondent does not retain possession or control of customer's securities.

SCHEDULE V1

RECONCILIATION PURSUANT TO RULE 17a5 (d) (2)

Net capital per Audit Report	$1,577,330.09
Net capital per Focus Report	1,577,330.00
Difference	$ .09
Aggregate indebtedness per Focus Report	$ 3,040.00
Aggregate indebtedness per Audit Report	3,039.57
Difference	$ .43

Note:
Differences of $.09 and $.43 cents, respectively are deemed immaterial, and comes from rounding-off.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5, AS AT DECEMBER 31, 2005

SCHEDULE V11

STATEMENT OF MATERIAL INADEQUACIES

The audit did not disclose any material inadequacies in the time of the audit.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 24, 2006

National Association of Securities
Dealers, Inc.
Regulations Inc./Systems Support
9509 Key West Avenue - 4th Floor
Rockville, MD 20850

Re: American Capital Markets LLC
(A limited Liability Company)
SIPC Contribution
For the Year Ending December 31, 2005

Gentlemen:

In regard to the above matter, and in keeping with requirements of SEC Rule 17-a5 (e) (4), please be advised that American Capital Markets LLC (A Limited Liability Company) SEC File No. 8-65791, is a member of SIPC, and has complied with all report requirements.

The SIPC Annual Assessment Fee for the Calander year 2005, was filed and paid, as required, on January 15, 2005, in the amount of $150.00, to the Pacific Exchange, as required, by Resolution of the SIPC Board of Directors, as amended, on December 31, 1995.

In our opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.

Robert W Taylor & Co